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EXHIBIT (b)(v)

        March 11, 2003

ER Acquisition, Inc.
6500 Greenville Avenue, Suite 600
Dallas, Texas 75206

Gentlemen:

        ER Acquisition, Inc. ("ERA"), a wholly-owned subsidiary of EXCO Holdings Inc. ("Holdings") has requested credit facilities (the "Facilities") in the aggregate principal amount of (estimated to be approximately $75,000,000). Funds advanced under the requested facility are to be used by ERA and Holdings in connection with the Merger ("Merger") of ERA into EXCO. The definitive structure of the Merger shall be satisfactory to the Lenders.

        Subject to the satisfaction of the conditions precedent set forth herein, Bank One, NA, for itself and as agent ("Agent") for a group of lenders that are currently committed to make loans to EXCO (the "Lenders"), hereby agrees to loan (the "Loan") to ERA an amount equal to the lesser of (i) (approximately $75,000,000) or (ii) the availability under the EXCO revolving line of credit with the Lenders existing as of the date of the Merger. The Agent's affiliate, Banc One Capital Markets, Inc., has agreed to act as Lead Arranger and Sole Bookrunner ("Arranger") with respect to the Facility. Any amounts loaned to ERA under the Facility shall reduce, dollar for dollar, the availability under the commitments of the Lenders to EXCO. The proceeds of the Facility shall be delivered directly by the Agent to the exchange agent who will be exchanging cash for shares of EXCO upon the consummation of the Merger. The amount delivered to the exchange agent will be held subject to a lien on behalf of the Lenders and shall serve as security for the repayment of the Loan made under the Facility, provided that effective upon consummation of the Merger, such liens shall thereby be automatically released and replaced by the oil and gas assets of EXCO, the survivor of the Merger. In the event that the Merger is not consummated within twenty four (24) hours of such Loan and payment of the proceeds of the Loan by the Agent to the exchange agent, the exchange agent shall be obligated pursuant to applicable documentation, to return the entire amount of such funds to the Agent on behalf of the Lenders.

        The Lenders obligations to make the Loans under the Facilities is subject to the usual terms and conditions of loans such as this, including, without limitation, negotiation and execution of definitive loan and security agreements between the Lenders, ERA and Holdings, and, in the case of the security agreement, the exchange agent, and the absence of any default or potential default under the then existing loan documentation between EXCO and the Lenders.

        ERA agrees (i) to reimburse Agent and Arranger for all out-of-pocket expenses (including the fees of outside counsel and time charges for inside counsel) incurred in connection with this commitment letter, the transactions contemplated by this commitment letter, and Agent's and Arranger's on-going due diligence, including without limitation travel expenses and costs incurred in connection with the preparation, negotiation, execution, administration, syndication, distribution (including, without limitation, via the internet), and enforcement of any document relating to this transaction and Agent's and Arranger's roles hereunder; (ii) to indemnify and hold harmless the Agent, Arranger, Lenders and their respective officers, employees, agents, attorneys, directors, and affiliates (collectively, the "Indemnified Persons") against any and all losses, claims, damages, or liabilities of every kind whatsoever to which the Indemnified Persons may become subject in connection in any way with the transaction which is the subject of the commitment, including without limitation expenses incurred in connection with investigating or defending against any liability or action whether or not a party thereto, except to the extent any of the foregoing is found in a final judgment by a court of competent jurisdiction to have arisen from such Indemnified Person's gross negligence or willful misconduct; and (iii) that no Indemnified Person shall have any liability to ERA for consequential damages on any theory of liability in connection in any way with the transaction which is the subject of the commitment. The obligations described in this paragraph are independent of all other obligations of ERA hereunder and under any Loan Documents executed in connection herewith shall survive the expiration, revocation or termination of the commitment, and shall be payable whether or not the financing transactions contemplated by the commitment shall close. Agent's and Arranger's respective obligations under the commitment are enforceable solely by the party signing the commitment and may not be relied upon by any other person. IF THE COMMITMENT, OR ANY ACT, OMISSION OR EVENT DESCRIBED IN THIS PARAGRAPH BECOMES THE SUBJECT OF A DISPUTE, THE PARTIES HERETO EACH HEREBY WAIVE TRIAL BY JURY. For purposes of this paragraph, the terms "Agent" and "Arranger" shall include any affiliate of either.

        Please indicate your acceptance of this commitment in the space indicated below and return a copy of this letter so executed to the Agent. The commitment contained herein will expire at close of business on March 12, 2003, unless on or prior to such date Agent shall have received a copy of this letter executed by the ERA. Notwithstanding timely acceptance of this commitment, this commitment will automatically terminate unless definitive loan documents are executed on or before June 30, 2003.

        The Agent reserves the right to assign some or all of its rights and delegate some of its responsibilities hereunder to one or more of its affiliates. This letter shall be governed by the internal laws of the State of Illinois and may only be amended a writing signed by all parties.

Very truly yours,
BANK ONE, NA, INDIVIDUALLY AND AS AGENT FOR THE LENDERS
	By:	/s/ WM. MARK CRANMER Name: Wm. Mark Cranmer Title: Director, Capital Markets, Inc.
ACCEPTED AND AGREED THIS 11th DAY OF MARCH, 2003
ER ACQUISITION, INC.
By: /s/ DOUGLAS H. MILLER Name: Douglas H. Miller Title: President

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  EXHIBIT (b)(v)